

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Jonathan Darnell
Chief Financial Officer
AltEnergy Acquisition Corp.
600 Lexington Avenue, 9th Floor
New York, New York 10022

> **Re: AltEnergy Acquisition Corp.**
> **Form 10-K/A for the Fiscal Year ended December 31, 2022**
> **Filed May 23, 2023**
> **File No. 001-40984**

Dear Jonathan Darnell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation